

Jean Bourcereau · 3rd

Managing Partner at Ventech

Paris 02, Île-de-France, France · 500+ connections ·

Contact info

 **Ventech**

 **Ecole Polytechnique**

Experience



Managing Partner
Ventech

Sep 2000 – Present · 19 yrs 9 mos

Venture Capital. Paris, Munich, Helsinki, Shanghai



Board Member
ReachFive

Apr 2019 – Present · 1 yr 2 mos
Paris Area, France

Cloud-native CIAM software provider



Invest Europe
2 yrs 3 mos

Member of the Board
Jun 2018 – Present · 2 yrs
Brussels Area, Belgium

Member of the VC Council

Mar 2018 – Present · 2 yrs 3 mos
Brussels, Belgium



Board Member
misterb&b
Jun 2017 – Present · 3 yrs
Paris, France

misterb&b is the global leading travel platform for the LGBT community



Board Member
Ogury Ltd
Mar 2014 – Present · 6 yrs 3 mos
London, UK

Mobile Data Platform

Show 5 more experiences ⌄

Education



Ecole Polytechnique
Master of Science - MS, Physics
1992 – 1995



ENST
Master of Science - MS
1995 – 1997



